January 20, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins

Re:	The Men’s Wearhouse, Inc.

Form 10-K for the Fiscal Year Ended January 29, 2011

Filed March 30, 2011

File No. 001-16097

Dear Ms. Jenkins:

The Men’s Wearhouse, Inc. (the “Company”) filed its Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “10-K”) on March 30, 2011. By letter dated January 11, 2012, the Company received the Staff’s comments relating to the 10-K (the “Comments”). The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.

Notes to Consolidated Financial Statements, page 49

2. Acquisitions, page 56

1.	We note that after fiscal 2013 the Company has the right to acquire the remaining outstanding shares of the UK-based holding company that Dimensions and Alexandra were organized under at the time of your acquisition. Please advise us of the following:

a.	Describe to us all of the pertinent terms and provisions of the call right, and provide us with a courtesy copy of Schedule 2, Call Option to Exhibit 2.1 to your Form 8-K filed on August 10, 2010;

Response: Pursuant to the terms of the Investment, Shareholders’ and Stock Purchase Agreement (the “ISSPA”), Moores The Suit People Inc., a wholly owned subsidiary of the Company (“MSP”), was granted an option to purchase the securities of MWUK Holding Company Limited, the UK-based holding company (“MWUK”), owned by Gresham 4A and Gresham 4B (the “Call Option”). The Call Option may be exercised by MSP any

6380 Rogerdale Road • Houston, Texas 77072 • Phone: (281) 776-7000

Securities and Exchange Commission

January 20, 2012

time after the filing of the audited accounts of MWUK for its financial year ending on or about February 1, 2014, or sooner in the event of Gresham’s insolvency, and must cover all securities of MWUK owned by Gresham. The purchase consideration is determined as a multiple of EBITDA which is then adjusted as described in Schedule 2 to the ISSPA with respect to indebtedness, working capital, cash and certain cash requirements. Upon completion of the Call Option, MSP shall pay the purchase consideration to Gresham and Gresham shall transfer to MSP all securities of MWUK owned by Gresham.

If MSP has not exercised the Call Option by the end of 60 days following the filing of the audited accounts of MWUK for the financial year ending on or about February 1, 2014, Gresham shall be entitled to elect to have its stock reclassified as preferred ordinary shares which shall be entitled to an annual dividend of 28% of the audited net earnings of MWUK (the “Conversion Option”).

As requested a courtesy copy of Schedule 2 to the ISSPA as included with Exhibit 2.1 to the Company’s Form 8-K/A filed on August 16, 2010 has been included with this letter.

b.	Tell us whether you account for the call right separately or as part of the noncontrolling interest, and explain to us the basis for your conclusion; and

Response: The Company has accounted for the Call Option (and the Conversion Option as described in our response to Item a. above) as part of the noncontrolling interest that is classified as permanent equity.

Neither the Call Option nor the Conversion Option is separately transferrable or legally detachable from the A ordinary shares (“ordinary shares”) of MWUK. That is, to the extent that Gresham’s ordinary shares might be transferred to a third party, the third party transferee would assume all rights and obligations of the ordinary shares including those associated with the Call Option and Conversion Option. Likewise, MSP would not be permitted to sell its interest in the ordinary shares of MWUK and separately retain the Call Option or the Conversion Option. The fact that the ordinary shares cannot be separately transferred from the Call Option or the Conversion Option provides evidential support that each option is not legally detachable from the ordinary shares and is embedded in the ordinary shares to which it relates.

Securities and Exchange Commission

January 20, 2012

In addition, the Call Option and the Conversion Option are not separately exercisable. The options can only be settled in ordinary shares of MWUK and must be physically settled by delivering the ordinary shares in exchange for cash (as opposed to a net cash or net share settlement). This further indicates that the options are embedded in the ordinary shares and do not require separate accounting as they do not meet the definition of freestanding financial instruments (as defined by ASC 480-10-20).

We also considered whether the options required bifurcation (pursuant to ASC 815: Derivatives and Hedging). We concluded that bifurcation was not required because the options do not meet the definition of a derivative as they do not meet the net settlement criteria as outlined in ASC 815-10-15-83(c). Specifically, the options (a) do not contain explicit or implicit net settlement terms (they are required to be settled physically), (b) there is no market mechanism to facilitate settlement of the options and (c) the ordinary shares to be delivered under the terms of the options are not considered readily convertible to cash as MWUK is not a publicly traded entity.

In determining the classification of the noncontrolling interest as permanent equity, the Company considered the guidance of ASC 480: Distinguishing Liabilities from Equities and ASC 480-10-S99-3A (formerly EITF Topic No. D-98, Classification and Measurement of Redeemable Securities). The noncontrolling interest was determined to be outside the scope of ASC 480-10-25 as none of the criteria for liability classification were met. The noncontrolling interest a) is not mandatorily redeemable, b) does not represent an obligation to repurchase shares and c) does not constitute an obligation to issue a variable number of shares. As articulated in ASC 480-10-S99-3A, if a noncontrolling interest is not a liability under ASC 480-10-25 but is redeemable outside the control of the issuer, it must be classified in mezzanine (i.e., temporary) equity on the balance sheet. The Call Option, as indicated in Item a. above, is exercisable at the option of MSP, and as such the decision to redeem the ordinary shares subject to the Call Option is solely within the control of MSP. Therefore, this feature does not result in mezzanine equity classification of the noncontrolling interest as the holder does not have the ability to force redemption.

c.	Tell us the accounting guidance that you followed to account for the call right.

Response: Please refer to our response in Item b. above.

Securities and Exchange Commission

January 20, 2012

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact Laura Ann Smith at (281) 776-7880.

Very truly yours,

/s/ NEILL P. DAVIS

Neill P. Davis

cc:	Diana M. Wilson

Laura Ann Smith

Schedule 2

Call Option

1	Definitions

In this Schedule 2, unless the context otherwise requires the following expressions have the following meanings:

“Call Option” is defined in paragraph 2(a)(i) of this Schedule;

“Current Working Capital” means the Working Capital as of the end of the month prior to the exercise of the Option;

“EBITDA” means earnings before interest, tax, depreciation and amortization, calculated in accordance with IFRS, except that for the purposes of this Schedule 2, to the extent that earnings are reduced by the compensation charge related to the SH Subscriber Shares and the call option granted to MSP over such shares in the SH Subscription and Call Option Agreement, such compensation charge shall be added back to the EBITDA for the purposes of the calculations in this Schedule 2.

“Option Period” means any time after the filing of the audited accounts of Buyer for the financial year of Buyer ending on or about February 1, 2014, or sooner upon the occurrence in respect of Gresham of any of the events specified in Section 3.32 (Insolvency);

“Option Securities” means the securities of Buyer owned by Gresham and any other shares, stock or securities referred to in paragraph 5 of this Schedule;

“Purchase Consideration” means in relation to all the Option Securities an amount (having regard to the effect of any Reorganisation) equal to:

(a) where Current Working Capital exceeds Normalized Working Capital:

(A - B + C - D + E) multiplied by F

(b) where Current Working Capital is less than Normalized Working Capital:

(A - B - C - D + E) multiplied by F

Where:

A = seven (7) times EBITDA of the Buyer (as derived from the consolidated audited accounts of the Buyer for the financial year last preceding exercise of the Call Option)

B = the Indebtedness of the Buyer Group, (excluding amounts owing to trade creditors) at the last month end immediately preceding the date of exercise of the Call Option, such Indebtedness to include, for the avoidance of doubt, any accrued interest on loans or notes (which may be classified for accounting purposes as a current liability), with such accrued interest added to the outstanding principle on any term, revolver or other loans or notes.

C = the amount by which Current Working Capital exceeds or is less than Normalized Working Capital.

D = the amount which MSP would be required to pay to Simon Hughes on exercise of the call option in the SH Subscription and Call Option Agreement following the filing of the Buyer’s audited accounts for the year ended on or about February 1, 2014, but on the basis that (for the purposes of this Schedule 2 only) MSP acquires all of the SH Subscriber Shares and all of such shares are deemed to have vested at that time

E = the aggregate amount of cash or cash equivalents held by the Group at the last month end immediately preceding the date of exercise of the First Put Option minus £4,000,000

F = (the number of Option Securities) divided by (the Fully Diluted Capital of Buyer less the number of issued Buyer “B” Stock).

“Normalized Working Capital” means the average of the previous six months Working Capital plus the next six months Working Capital, calculated from the last month end immediately preceding the exercise of the Call Option, as reflected in the current budget for the Buyer Group and in the historical financial statements of the Buyer Group and taking account of any extraordinary working capital requirements for new business.

“Reorganisation” means, in relation to Buyer and/or any member of the Buyer Group, any issue by way of capitalisation of profits or reserves or by way of rights and any consolidation or sub division or reduction of capital or capital dividend or other reconstruction or adjustment relating to the equity share capital (or any shares, stock or securities derived therefrom) and any other amalgamation or reconstruction affecting the equity share capital (or any shares, stock or securities derived therefrom) or the business and assets (excluding stock sold in the Ordinary Course of Business) of the Buyer and/or any member of the Buyer Group.

“Working Capital” means current assets (excluding cash) less current liabilities, as recorded in the management accounts of the Company and determined in accordance with IFRS applying the same accounting principles, policies and practices as used in preparing the annual audited accounts of the Company.

2	Grant of Call Option

(a)	In consideration of £1 now paid by MSP to Gresham (receipt whereof is hereby acknowledged) Gresham hereby grants to MSP an option to purchase the Option Securities (“Call Option) on the terms of this Schedule 2.

(b)	Gresham hereby undertakes, warrants and represents that such of the Option Securities as are the subject of an exercise of the Call Option shall be sold by it free from all liens, charges, encumbrances and adverse interests or claims of any person and with all rights attached thereto at the date of such exercise.

3	Exercise of the Call Option

(a)	Notice to the Call Option may be given on one occasion only during the Option Period in respect of all (but not part only) of the Option Securities and shall be irrevocable unless both parties agree otherwise in writing. Such notice shall specify a date (being a Business Day) on which (subject to determination of the Purchase Consideration) the exercise of the Call Option shall be completed, which date shall be not more than 20 Business Days, nor less than 10 Business Days after the date of the notice.

(b)	All dividends and other distributions resolved or declared to be paid or made by the Buyer in respect of the Option Securities by reference to a record date which falls on or before the relevant date of completion of the Call Option in accordance with paragraph 4 below, shall belong to and be payable to MSP.

(c)	Following the exercise of the Call Option and prior to the registration of MSP as the owner of the Option Securities, Gresham shall exercise all voting and other rights in relation to the Option Securities at the direction of MSP.

4	Completion

(a)	Completion of the Call Option shall take place at the registered office of the Buyer or such other place as may be agreed by Gresham and MSP, on the date specified in the notice mentioned in paragraph 3(a) above, or (if later) within 10 Business Days after the Purchase Consideration shall have been finally determined, when all (but not part only unless MSP shall so agree) of the following business shall be transacted:

(i)	MSP shall pay or procure the payment:

(A)	to Gresham (or as Gresham may direct) of the Purchase Consideration, less any Retention Sum; and

(B)	to the Retention Account of any Retention Sum,

which	shall constitute a good discharge of the Purchase Consideration to Gresham by MSP; and

(ii)	Gresham shall procure the delivery to MSP of transfers in respect of the Option Securities concerned duly completed in favour of MSP (or as MSP may direct) together with the certificates therefor (or failing, such certificates, an indemnity in terms satisfactory to MSP and shall sign all such documents and take any action as may be necessary or requisite to enable MSP (or such person as MSP may direct) to become the registered and beneficial owner of the Option Securities.

(b)	The Parties shall use their respective reasonable endeavours to procure that the Purchase Consideration shall be finally determined as quickly as practicable.

(c)	If Gresham defaults in transferring the Option Securities as aforesaid once the Purchase Consideration has been determined, the Directors of Buyer (other than the Gresham Director) shall be entitled to receive and give a good discharge for the Purchase Consideration on behalf of Gresham (but shall not be bound to earn any interest thereon). Gresham hereby irrevocably appoint such one of the directors of Buyer for the time being as MSP shall nominate in writing as its attorney to execute on its behalf a transfer or transfers of the Option Securities in favour of MSP (or as MSP may direct) and execute such other documents and do all such other acts as may be necessary to transfer title to the Option Securities to MSP (or as MSP may direct) and hereby authorises the directors of Buyer to approve the registration of such transfer or transfers or other documents and to implement and give effect thereto.

5	Effects of a Reorganisation

(a)	If any Reorganisation shall take place after the date hereof but prior to the completion of the sale of the Option Securities or any of them, all shares, stock and other securities (if any) which shall have become owned by Gresham or their successors or assignees as a result of each such Reorganisation and which shall derive (whether directly or indirectly) from the Option Securities shall be deemed to be subject to the Call Option and shall be transferred to MSP (or as MSP may direct) in accordance with the terms of this Schedule 2, provided that the Purchase Consideration shall be appropriately adjusted to take account of any sum paid or received by Gresham or by their successors or assignees in consequence of a Reorganisation or the exercise or non exercise of a right or power thereunder.

(b)	References to the Option Securities and the Purchase Consideration shall be so construed as to give full effect to this paragraph 5.

6	Gresham covenants

(a)	Notwithstanding paragraph 5 above, while the Call Option remains exercisable, Gresham shall not, without the prior written consent of MSP sell, transfer or otherwise dispose of (including, without prejudice to the generality of the foregoing, accept an offer made to all holders of the class or classes of securities to which the Option Securities belong) or mortgage, charge, pledge or otherwise encumber any of the Option Securities or any interest therein other than through the entry into of the Security Documents.

7	MSP covenants

(a)	MSP covenants that:

(i)	it shall maintain suitable accounting records for the Buyer Group following Closing, and on one occasion during each financial year of the Buyer prior to the Call Option being exercised, give reasonable access on reasonable notice during normal business hours to Gresham and its advisers to such accounting records; and

(ii)	it shall not, at any time between Closing and the completion of the Call Option, effect any sale or intra-group reorganisation whereby any member of the Buyer Group or the business and assets of the Buyer Group immediately following Closing, is/are transferred out of and no longer form part of the Buyer Group, without having agreed with Gresham how such transfer should effect the calculation of the Purchase Consideration under the Call Option.

8	Outstanding Claims and Retention Account

(a)	If at the date that the Call Option is exercised, there is any outstanding or ongoing claim against any of the Sellers under the Agreement or any of the documents in the Agreed Form that has been notified to them in accordance with Section 9.5(h) (“Outstanding Claim”), an amount equal to such alleged Outstanding Claim (“Retention Sum”) shall be placed in a joint deposit account with a bank of international repute as nominated by MSP, to be opened in the names of legal counsel nominated by MSP and legal counsel nominated by Gresham (the “Retention Account”). For the avoidance of doubt, an Outstanding Claim shall include any Claim in respect of which an Acquired Entity is still pursuing the rights specified in Section 9.5(o).

(b)	The Retention Sum shall be retained in the Retention Account until:

(i)	the Outstanding Claim is settled or resolved on terms that a payment is to be made by Gresham to MSP, in which case Gresham shall be deemed to have authorised that such payment is paid to MSP from the Retention Account;

(ii)	the Outstanding Claim is settled or resolved on terms that no payment is to be made by Gresham to Seller, in which case the amount standing to the credit of the Retention Account, together with all accrued interest shall be paid to Gresham, and the parties shall instruct their respective legal counsel in whose name the Retention Account has been opened, to arrange for any such payments to be made within such seven days of the date on which the claim is Settled or Resolved.

(c)	Any amount standing to the credit of the Retention Account after all Outstanding Claims have been settled or resolved and all payments set out in paragraph 8(b) above have been made, shall be payable to Gresham.

(d)	For the purposes of this paragraph 8, a claim shall be deemed to be “settled” upon MSP and Gresham agreeing in writing a final settlement of the claim and “resolved” following an award being given pursuant to paragraphs (e) to (h) of this paragraph 8 below.

(e)	Notwithstanding the provisions of Section 12.6, any Outstanding Claim in respect of which a Retention Sum has been placed into the Retention Account, shall be finally resolved by arbitration before a tribunal of three arbitrators under the UNCITRAL rules of arbitration. The seat of arbitration shall be London and the language of arbitration English. The appointing body shall be the London Court of International Arbitration.

(f)	The parties hereby exclude the right to appeal on a point of law pursuant to section 69 Arbitration Act 1996.

(g)	The parties agree that the arbitration, any award and all documents disclosed and produced in the arbitration shall be confidential and not disclosed to any third party, save as required by law or any regulatory authority.

(h)	For the avoidance of doubt, the parties’ submission to arbitration does not deprive any competent court of jurisdiction in relation to interim and conservatory measures, or in relation to the enforcement of any award.

9	Determination by an expert

(a)	Any dispute or difference as to the Purchase Consideration or the effect of a Reorganisation shall be referred to an independent accountant to be agreed by MSP and Gresham, or failing such agreement within 10 Business Days of seeking to agree upon an expert to resolve a dispute, as nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales (or the relevant deputy of such person). The terms of the expert’s engagement shall be settled by the President of the Institute of Chartered Accountants in England and Wales (or the relevant deputy of such person) in the event that MSP and Gresham fail to agree such terms. The fees of said accountant shall be borne equally by MSP and Gresham who shall jointly and severally undertake liability to it for the payment thereof.

(b)	The said accountant shall be deemed to be acting as an expert and not as an arbitrator and their/his determination as to the amount of the Purchase Consideration and/or the effect of a Reorganisation (as the case may be) shall (save in the case of manifest error) be final and binding on the parties.

10	Preferred A Ordinary Shares

(a)

If MSP has not, by the end of the period of 60 days following the date of filing at Companies House of the audited accounts of Buyer for the financial year ending on or about 1 February 2014, exercised the Call Option or otherwise made an offer to acquire for cash the securities of Buyer owned by Gresham on the terms set out in this Schedule 2, Gresham shall be entitled to elect, by notice in writing to the Buyer and MSP (“Dividend Notice”) to have each of the Buyer “A” Stock held by Gresham reclassified as “Preferred A Ordinary Shares”. Such Preferred A Ordinary Shares shall rank pari passu in all respects with the existing Buyer “A” Stock held by MSP and Gresham save that the Preferred A Ordinary Shares as a class shall additionally be entitled to an annual dividend, payable initially within 60 days following the filing of the audited accounts of the Buyer for the financial year ending on or around 1 February 2014, and then on that date in each subsequent calendar year based on the preceding financial year’s audited annual accounts, and in priority to any other dividend payments made by the Buyer, of an aggregate amount payable to the class as a whole equal to 28% of the audited net earnings of the Buyer for the preceding financial year,. MSP and TMW undertake to Gresham that following receipt of the Dividend Notice, they will take or procure to be taken any actions necessary by the Buyer, including the proposing and voting in favour of any shareholder resolutions of Buyer, necessary to effect such reclassification of Gresham’s shares in the Buyer as Preferred A Ordinary Shares and to facilitate payment of the dividend on the Preferred A Ordinary Shares.”